NO ACT

DC
PO
12-18-08

Act: 1933
Section: FORM S8
Rule:
Public
Availability: 12/19/2008

[redacted]

08070063

PROCESSED
JAN 15 2009
THOMSON REUTERS

December 19, 2008

Received SEC
DEC 19 2008
Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Otter Tail Corporation
Incoming letter dated December 18, 2008

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter:

- The reporting history of the Company under the Exchange Act may be taken into account to determine whether OT Holding is eligible to use Forms S-3, S-4 and S-8 under the Securities Act, and to determine whether OT Holding may furnish information in a Form S-4 under the Securities Act in the manner permitted for a company that is eligible to use Form S-3;

- Without necessarily agreeing with your analysis, the Division will not object if OT Holding, as successor to the Company, does not file new registration statements under the Securities Act for offerings of securities covered by the Company's currently effective registration statements on Forms S-3 and S-8. Instead, OT Holding may adopt the Company's registration statements pursuant to Rule 414 under the Securities Act by filing post-effective amendments to those registration statements;

- The Company's Exchange Act reporting history may be taken into account when determining OT Holding's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act;

- Average weekly reported trading volume in Otter Tail Common Shares during the time periods specified by Rule 144(e)(1) may be taken into account in determining the limitations on the amount of securities that may be sold pursuant to Rule 144(e);

- The Reorganization will be a "succession" for purposes of Rule 12g-3(a) under the Exchange Act, and OT Holding will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act; and

- Persons who have filed statements on Schedules 13D or 13G under the Exchange Act reporting beneficial ownership of Otter Tail Common Shares will not be required to file additional or amended statements on Schedules 13D or 13G as a result of the Reorganization, provided that they note in their next subsequent filings on Schedules 13D or 13G that OT Holding is the successor to the Company.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Mark F. Vilardo
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2008

Mail Stop 3010

Gary L. Tygesson
Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, Minnesota 55402-1498

Re: Otter Tail Corp

Dear Mr. Tygesson:

In regard to your letter of December 18, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

DORSEY
DORSEY & WHITNEY LLP

December 18, 2008

Securities Act of 1933
Rules 144 and 414
Forms S-3, S-4 and S-8

Securities Exchange Act of 1934
Section 12(b)
Rules 12b-2 and 12g-3
Schedules 13D and 13G

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Mark Vilardo

Re: Otter Tail Corporation

Ladies and Gentlemen:

Our client, Otter Tail Corporation, a Minnesota corporation, is considering reorganizing its operations to form a holding company structure. In this letter, we use the term the "Company" to refer to the consolidated business, divisions and subsidiaries of Otter Tail Corporation and the term "Otter Tail Corp." to refer to the legal entity currently named Otter Tail Corporation. On behalf of the Company, we hereby request confirmation by the Securities and Exchange Commission (the "Commission") Division of Corporation Finance (the "Division"), in the form of a no-action letter or interpretive opinion, with respect to certain interpretations under the Securities Act of 1933, as amended (the "1933 Act"), and the Securities Exchange Act of 1934, as amended (the "1934 Act"), incident to the Company's proposed reorganization upon the terms as described in this letter. As discussed below, in several circumstances the Division has granted relief that is similar to the relief requested in this letter.

Currently, the Company operates its regulated electric utility business as a division of Otter Tail Corp. and the remainder of its operating businesses through subsidiaries of Otter Tail Corp. If the reorganization is completed as contemplated, the Company will operate all of its operating businesses, including its regulated electric utility business, through subsidiaries of a newly formed holding company called Otter Tail Corporation. A graphic representation of the structure of the Company before and after the reorganization is attached as Exhibit A.

To effect the holding company reorganization (the "Reorganization"), Otter Tail Corp. will enter into a Plan of Merger (the "Plan of Merger") by and among Otter Tail Corp., OT Holding Co. ("OT Holding"), a Minnesota corporation and a direct subsidiary of Otter Tail Corp., and OT Merger Co. ("Merger Sub"), a Minnesota corporation that is a direct subsidiary of OT Holding and an indirect subsidiary of Otter Tail Corp. In essentially simultaneous transactions, Otter Tail Corp. will (1) first transfer to OT Holding by means of assignment or contribution to capital the capital stock of its direct subsidiaries and all of its other assets not specific to the operation of the electric utility business and (2) then effect a merger (the "Merger") under Minnesota law. At the effective time of the Merger, the following will occur automatically by operation of law: (1)

Otter Tail Corp. will merge with Merger Sub, the separate existence of Merger Sub will cease, and the surviving entity will be renamed Otter Tail Power Company; (2) the newly named Otter Tail Power Company (formerly Otter Tail Corp.) will be a direct, wholly owned subsidiary of OT Holding; and (3) each share of common stock and cumulative preferred stock of Otter Tail Corp. that was issued and outstanding immediately prior to the effective time of the Merger will be converted into one share of common stock and cumulative preferred stock, respectively, of OT Holding with identical rights and preferences. Immediately following the Merger, OT Holding will be renamed "Otter Tail Corporation." For purposes of clarity, in this letter we use the term "OT Holding" to refer to the same entity, even after it has legally changed its name to Otter Tail Corporation.

The Company intends to accomplish the Merger pursuant to Section 302A.626 of the Minnesota Business Corporation Act (the "MBCA"), a copy of which section we are including as Exhibit B to this letter. Mergers to effect a holding company reorganization pursuant to Section 302A.626 of the MBCA do not require shareholder approval and do not give rise to shareholder appraisal or dissenters' rights.

Otter Tail Corp. has determined that it is in the best interests of its utility customers, shareholders, employees and other stakeholders to reorganize into a holding company structure. Recently enacted legislation in South Dakota may effectively require Otter Tail Corp. to separate its electric utility business into a separate subsidiary. The Merger is not being effected in connection with any currently pending corporate transaction. Moreover, although Otter Tail Corp.'s management and its Board of Directors have determined that a holding company structure will give them the flexibility to pursue various strategic alternatives in the future, there are no current plans to pursue any particular corporate transaction following the Reorganization.

Background

The Company

The Company, through its divisions and subsidiaries, conducts its business in six operating segments: Electric, Plastics, Manufacturing, Health Services, Food Ingredient Processing and Other Business Operations. In general, the Electric Segment consists of the Company's electric utility business and related assets which are subject to regulation by the States of Minnesota, North Dakota and South Dakota and to federal regulation. The Company's regulated electric utility operations, including wholesale power sales, are currently operated as a division of Otter Tail Corp. Substantially all of the other operating businesses of the Company are currently owned, directly or indirectly, by Varistar Corporation ("Varistar"), which is a wholly owned subsidiary of Otter Tail Corp. The Company is a reporting company under Section 12(b) of the 1934 Act and is current in its filings under the 1934 Act. The Company's common stock is listed on the NASDAQ Global Select Market.

As of October 31, 2008, Otter Tail Corp. had authorized capitalization consisting of:

(a) 50,000,000 Common Shares, par value of $5 per share ("Otter Tail Common Shares"), of which 35,384,620 shares were issued and outstanding;

(b) 1,500,000 Cumulative Preferred Shares, without par value ("Otter Tail Cumulative Preferred Shares"), of which (i) 60,000 have been designated as $3.60 Cumulative Preferred Shares ("Otter Tail $3.60 Cumulative Preferred Shares"), 60,000 of which were issued and outstanding, (ii) 25,000 have been designated as $4.40 Cumulative Preferred Shares ("Otter Tail $4.40 Cumulative Preferred Shares"), 25,000 of which were issued and outstanding; (iii) 30,000 have been designated as $4.65 Cumulative Preferred Shares ("Otter Tail $4.65 Cumulative Preferred Shares"), 30,000 of which were issued and outstanding, and (iv) 40,000 have been designated as $6.75 Cumulative Preferred Shares ("Otter Tail $6.75 Cumulative Preferred Shares"), 40,000 of which were issued and outstanding; and

(c) 1,000,000 Cumulative Preference Shares, without par value ("Otter Tail Cumulative Preference Shares"), none of which are currently outstanding.

Otter Tail Corp.'s Board of Directors has the authority, without further shareholder action, to establish separate series of Otter Tail Cumulative Preferred Shares and Otter Tail Cumulative Preference Shares and to determine and fix any or all of the designations and powers, preferences and rights, and the qualifications, limitations or restrictions of each such series prior to issuance.

As of the date of this letter, Otter Tail Corp. has no debt securities or any other class of securities outstanding giving rise to reporting obligations under the 1934 Act.

OT Holding

OT Holding will, as of the effective time of the Merger, have authorized capitalization that is identical to the authorized capitalization of Otter Tail Corp. immediately prior to the effective time of the Merger. Based upon the capitalization of Otter Tail Corp. as of October 31, 2008, that capitalization would be as follows:

(a) 50,000,000 Common Shares, par value of $5 per share ("OT Holding Common Shares"), of which approximately 35,384,620 shares would be issued and outstanding;

(b) 1,500,000 Cumulative Preferred Shares, without par value ("OT Holding Cumulative Preferred Shares"), of which (i) 60,000 would be designated as $3.60 Cumulative Preferred Shares ("OT Holding $3.60 Cumulative Preferred Shares), 60,000 of which would be issued and outstanding, (ii) 25,000 would be designated as $4.40 Cumulative Preferred Shares ("OT Holding $4.40 Cumulative Preferred Shares"), 25,000 of which would be issued and outstanding, (iii) 30,000 would be designated as $4.65 Cumulative Preferred Shares ("OT Holding $4.65 Cumulative Preferred Shares), 30,000 of which would be issued and outstanding, and (iv) 40,000 would be designated as $6.75 Cumulative Preferred Shares ("OT Holding $6.75 Cumulative Preferred Shares"), 40,000 of which would be issued and outstanding; and

(c) 1,000,000 Cumulative Preference Shares, without par value ("OT Holding Cumulative Preference Shares"), none of which would be outstanding.

Following the Reorganization, OT Holding will have no debt securities or any other class of securities outstanding giving rise to reporting obligations under the 1934 Act other than the OT Holding Common Shares.

OT Holding's Board of Directors will have the authority, without further shareholder action, to establish separate series of OT Holding Cumulative Preferred Shares and OT Holding Cumulative Preference Shares and to determine and fix any or all of the designations and powers, preferences and rights, and the qualifications, limitations or restrictions of each such series prior to issuance.

Following the Reorganization, OT Holding will have outstanding shares, Articles of Incorporation and By-Laws that are identical in substance to those of Otter Tail Corp. prior to the Merger. In addition, immediately after the Reorganization, OT Holding will have a Board of Directors, officers and consolidated assets and liabilities identical to those of Otter Tail Corp. prior to the Merger.

Stock Plans

Otter Tail Corp. currently maintains several benefit plans (each a "Stock Plan" and collectively the "Stock Plans") that involve the issuance of Otter Tail Common Shares or interests in Otter Tail Common Shares and/or in the related Stock Plan. Otter Tail Corp. maintains effective registration statements on Form S-8 (Registration Nos. 333-136841, 333-73041, 333-73075 and 333-25261) with respect to each Stock Plan. From and after the effective time of the Merger, OT Holding will assume all of Otter Tail Corp.'s obligations under the Stock Plans. OT Holding and Otter Tail Corp. will execute and deliver such documents, and make such amendments to the Stock Plans, as necessary or appropriate to effect the assumption of the Stock Plans by OT Holding as of the effective time of the Merger. As a result, rights to or interests in Otter Tail Common Shares under the Stock Plans prior to the effective time of the Merger will become rights to or interests in OT Holding Common Shares as of the effective time of the Merger. However, the amendments will not alter the benefits accruing to participants under the Stock Plans, the number of securities to be issued under the Stock Plans or the requirements for eligibility under the Stock Plans.

Shelf Registration Statements

Otter Tail Corp. currently has effective shelf registration statements on Form S-3 (Registration Nos. 333-116206 and 333-90952) relating to common stock, cumulative preferred shares, depositary shares, debt securities, securities warrants and units of Otter Tail Corp. Otter Tail Corp. also has effective registration statements on Form S-3 (Registration Nos. 333-11145 and 333-155747) relating to Otter Tail Common Shares issuable under its Automatic Dividend Reinvestment and Share Purchase Plan.

The Reorganization

On June 3, 2008, Otter Tail Corp. filed a Current Report on Form 8-K disclosing the authorization by the Board of Directors of Otter Tail Corp. to proceed with the Reorganization. In preparation for the Reorganization, Otter Tail Corp. will form OT Holding, a Minnesota corporation that will be a wholly-owned subsidiary of Otter Tail Corp., and Otter Tail Corp. and OT Holding in turn will form Merger Sub, a Minnesota corporation that will be a wholly owned subsidiary of OT Holding and an indirect subsidiary of Otter Tail Corp. A graphic representation of the steps involved in the Reorganization is attached hereto as Exhibit C.

Pursuant to the Reorganization, Otter Tail Corp. will transfer to OT Holding all shares of the capital stock of its three direct, wholly owned subsidiaries, Varistar, Otter Tail Energy Services Company and Otter Tail Assurance Limited, along with all property, contracts, leases, rights, privileges, franchises, patents, trademarks, licenses, registrations and other assets and liabilities that will pertain, after the Reorganization, to the operation of OT Holding and that will not be specific to the operation of the electric utility (collectively, the "Non-Utility Property"). Immediately after taking these corporate actions, Otter Tail Corp. will be merged with Merger Sub. Otter Tail Corp., OT Holding and Merger Sub will accomplish the Merger pursuant to Section 302A.626 of the MBCA. Mergers effected pursuant to Section 302A.626 of the MBCA do not require shareholder approval and do not give rise to shareholder appraisal or dissenters' rights. At the effective time of the Merger, (1) Otter Tail Corp. will be merged with Merger Sub, with Otter Tail Corp. as the surviving company; (2) Merger Sub's corporate existence will cease, and Otter Tail Corp. will become a direct, wholly-owned subsidiary of OT Holding; (3) OT Holding will change its name to Otter Tail Corporation, and Otter Tail Corp. will change its name to Otter Tail Power Company; and (4) the stock of OT Holding that Otter Tail Corp. owned will be cancelled.

By virtue of the Merger, immediately after the effective time of the Merger:

- each person that owned Otter Tail Common Shares immediately prior to the Merger will own the same number of shares and percentage of the corresponding outstanding OT Holding Common Shares;

- each person that owned Otter Tail $3.60 Cumulative Preferred Shares immediately prior to the Merger will own the same number of shares and percentage of the corresponding outstanding OT Holding $3.60 Cumulative Preferred Shares;

- each person that owned Otter Tail $4.40 Cumulative Preferred Shares immediately prior to the Merger will own the same number of shares and percentage of the corresponding outstanding OT Holding $4.40 Cumulative Preferred Shares;

- each person that owned Otter Tail $4.65 Cumulative Preferred Shares immediately prior to the Merger will own the same number of shares and percentage of the corresponding outstanding OT Holding $4.65 Cumulative Preferred Shares; and

- each person that owned Otter Tail $6.75 Cumulative Preferred Shares immediately prior to the Merger will own the same number of shares and percentage of the corresponding outstanding OT Holding $6.75 Cumulative Preferred Shares.

Each outstanding certificate that, immediately before the Merger, evidenced Otter Tail Common Shares or Otter Tail Cumulative Preferred Shares shall be deemed and treated for all corporate purposes to evidence the ownership of the number of OT Holding Common Shares or OT Holding Cumulative Preferred Shares, as the case may be, into which such Otter Tail Common Shares or Otter Tail Cumulative Preferred Shares were converted pursuant to the Merger.

Immediately after the Reorganization, (i) the OT Holding Common Shares will be listed for trading on the NASDAQ Global Select Market in substitution for the Otter Tail Common Shares pursuant to the filing of a Notification Form: Substitution Listing Event with The NASDAQ Stock Market LLC, (ii) OT Holding will file a Current Report on Form 8-K describing the Reorganization and indicating that OT Holding is the successor to Otter Tail Corp. for purposes of Rule 12g-3 of the 1934 Act and (iii) OT Holding will issue a news release describing the Reorganization and will send a notice describing the Reorganization to its shareholders of record as of the date that the effective time of the Merger occurs.

The consolidated assets and liabilities of OT Holding and its subsidiaries immediately after the Reorganization will be identical to the consolidated assets and liabilities of Otter Tail Corp. and its subsidiaries immediately before the effective time of the Merger. After the effective time of the Merger, OT Holding (renamed "Otter Tail Corporation") and its subsidiaries will continue to conduct the business and operations that Otter Tail Corp. and its subsidiaries conducted immediately before the effective time of the Merger.

By virtue of the terms of the Stock Plans and the assumption of Otter Tail Corp.'s obligations under the Stock Plans by OT Holding, each person that held options to purchase, or other rights and interests in, Otter Tail Common Shares under the Stock Plans immediately prior to the Merger will hold a corresponding number of options to purchase, and other rights and interests in, OT Holding Common Shares.

Requested Advice

On behalf of the Company, we seek your concurrence in the form of a no-action letter and/or interpretive opinion with respect to the following, each of which is discussed more fully below:

1. Forms S-3, S-4 and S-8.

Otter Tail Corp.'s reporting history prior to the Reorganization may be considered to determine whether OT Holding, as the successor registrant, meets the requirements for the use of various forms of registration statements under the 1933 Act, including Forms S-3, S-4 and S-8.

2. Rule 414.

After the Reorganization, OT Holding will constitute a "successor issuer" of Otter Tail Corp. for purposes of Rule 414 promulgated under the 1933 Act and may file post-effective amendments to Otter Tail Corp.'s currently effective registration statements on Forms S-3 and S-8 as contemplated by Rule 414.

3. Rule 144.

The prior reporting activities of Otter Tail Corp. and the average weekly reported trading volume in Otter Tail Common Shares may be taken into account in determining whether OT Holding has complied with the information requirements of Rule 144(c)(1) under the 1933 Act and the limitation on the amount of securities that may be sold pursuant to Rule 144(e) under the 1933 Act.

4. Rules 12g-3 and 12b-2.

The Reorganization will constitute a "succession" for purposes of Rule 12g-3(a) under the 1934 Act and the OT Holding Common Shares will be deemed to be registered under Section 12(b) of the 1934 Act for purposes of Rule 12g-3(e). As a result of the Reorganization, OT Holding will be considered a large accelerated filer for purposes of Rule 12b-2 of the 1934 Act.

5. Schedules 13D and 13G.

Persons who have filed statements on Schedules 13D or 13G reporting ownership interests in Otter Tail Common Shares will not be required to file any additional or amended statements or forms as a result of the Reorganization, provided that they state in their next amendments to their Schedules 13D or 13G that OT Holding is deemed the successor issuer to Otter Tail Corp.

Discussion and Analysis

Summary of Basis for Relief Requested.

The Company would effect the Reorganization after approval of Otter Tail Corp.'s Board of Directors, but without a vote of Otter Tail Corp.'s shareholders, pursuant to Section 302A.626 of the MBCA. Our positions as set forth above are based on, and consistent with, previous determinations of the Division in respect of similar holding company reorganizations under Section 251(g) of the Delaware General Corporation Law ("DGCL"), which is substantially similar to the Section 302A.626 of the MBCA. *See, e.g.*, *Roper Industries, Inc.*, available July 19, 2007; *Hecla Mining Company*, available October 31, 2006; *Matria Healthcare, Inc.*, available February 10, 2005; *Kerr-McGee Corporation*, available July 31, 2001; *Northwest Airlines Corporation*, available December 16, 1998; *World Access, Inc., NACT Telecommunications, Inc.*, available October 28, 1998; *El Paso Natural Gas Company*, available May 21, 1998; *Rouge Steel, Inc.*, available April 22, 1997; *BMC West Corporation*, available April 4, 1997; *Halliburton Company*, available December 11, 1996; *America West Airlines, Inc.*, available April 25, 1996; *Proler International Corp.*, available February 8, 1996; *Toys "R" Us, Inc.* available December 1, 1995; and *INDRESCO, Inc.*, available October 31, 1995.

The Division has consistently noted the following factors in approving transactions involving a reorganization pursuant to Section 251(g) of the DGCL: (a) stockholder approval of the reorganization is not required under Section 251(g) of the DGCL; (b) stockholder approval of the reorganization is not being sought; (c) under Section 262(b) of the DGCL, company stockholders will not be entitled to dissenters' appraisal rights; (d) company stockholders will receive securities of the same class evidencing the same proportional interests in holdco as those they held in the company; (e) the business conducted by the company will not change as a result of the reorganization; (f) the board of directors and officers of holdco will be identical to the board of directors and officers of the company as they were immediately prior to the consummation of the reorganization; (g) the rights and interests of the holders of holdco's capital stock will be substantially the same as those they had as holders of the company common stock; (h) holdco will be formed for the sole purpose of effecting the reorganization and, prior to the consummation of the reorganization, will have no significant assets or liabilities; (i) immediately following consummation of the reorganization, holdco will have substantially the same assets and liabilities on a consolidated basis as the company had prior to consummation of the reorganization; (j) the capital stock of holdco will be issued solely as part of a reorganization of the company into a holding company structure; (k) the company's common stock is registered under Section 12 of the Exchange Act; (l) the company is current in its reporting requirements under Section 13 of the Exchange Act; (m) on the effective date of the reorganization, the company will file a Form 8-K describing the restructuring, and (n) as soon as practicable after the reorganization becomes effective, the company will provide its stockholders with a description of the restructuring. *See, e.g., Halliburton Company; America West Airlines; Inc.; Proler International Corp.; INDRESCO, Inc.;* and *Toys "R" Us, Inc., supra.*

As discussed above, the Reorganization will possess all of the attributes listed above (albeit under Section 302A.626 of the MBCA rather than Section 251(g) of the DGCL). The Division has previously granted no-action relief to corporations reorganizing into a holding structure under state laws that, like DGCL 251(g), do not require shareholder approval. *See, e.g., Equitable Resources, Inc.*, available April 25, 2007; *Johnson Controls Inc.*, available January 28, 2005; *First Mutual Savings Bank*, available October 8, 1999; *Bon-Ton Stores, Inc.*, available July 14, 1995; *Washington Mutual Savings Bank*, available August 22, 1994; and *Par Pharmaceutical, Incorporated*, available April 22, 1991.

Finally, the requests set forth above are based on, and consistent with, previous determinations of the Division in respect of similar holding company reorganizations involving corporations with utility assets. *See, e.g., Energy West, Inc.*, available January 15, 2008; *Reliant Energy, Inc.*, available December 21, 2001; *Rochester Gas and Electric Corporation*, available June 1, 1999; *Central Maine Power Company*, available October 28, 1998; *Niagra Mohawk Power Corporation*, available August 3, 1998; *Idaho Power Holding Company*, available March 16, 1998; *New York State Electric & Gas Corporation*, available February 11, 1998; *Consolidated Edison Company of New York, Inc.*, available October 31, 1997; *Boston Edison Company*, available February 24, 1997; *The Brooklyn Union Gas Company*, available September 12, 1996; *Pacific Gas and Electric Company*, available February 1, 1996; and *El Paso Natural Gas Company, supra.* The requests set forth above are also consistent with previous determinations of the Division in respect of similar holding company reorganizations involving corporations with no utility assets. *See, e.g., Michael Foods, Inc.*, available May 30, 1997; and *Union Carbide Corporation*, available April 15, 1994. Accordingly, we respectfully request confirmation that the staff of the Division will not recommend that enforcement action be taken by the Commission with respect to the matters set forth in our opinions discussed in more detail below.

1. Forms S-3, S-4 and S-8.

General Instruction I.A.7 to Form S-3 under the 1933 Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1, 2, 3 and 5 to Form S-3 if (a)(i) its predecessor and it, taken together, meet such conditions, (ii) the succession was primarily for the purpose of forming a holding company, and (iii) the assets and liabilities of the successor at the time of succession were the same as those of the predecessor or (b) if all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession.

Consistent with General Instruction I.A.7 to Form S-3, the succession of OT Holding to the business, assets and liabilities of Otter Tail Corp. pursuant to the Reorganization will be primarily for the purpose of forming a holding company, and the consolidated assets and liabilities of OT Holding immediately after the Reorganization will be identical to the consolidated assets and liabilities of Otter Tail Corp. immediately prior thereto. Immediately after the Reorganization, OT Holding will represent the same consolidated financial position and total enterprise value as Otter Tail Corp. prior to the Reorganization. Additionally, after the Reorganization, on a consolidated basis, OT Holding will hold the same assets and liabilities and will conduct the same business and operations as Otter Tail Corp. held and conducted prior to the Reorganization. After the Reorganization, the executive management of OT Holding will be the same as the executive management of Otter Tail Corp. immediately prior to the Reorganization. In light of the absence of any economic or substantive consequences, we are of the opinion that, following the Reorganization, OT Holding should be deemed to be a successor registrant and should be able to include Otter Tail Corp.'s acts and status prior to the Reorganization in determining whether OT Holding is eligible to use Form S-3, and in determining whether OT Holding "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions to Form S-4 under the 1933 Act. Such a determination would be consistent with *Roper Industries, Inc.; Hecla Mining Company; Matria Healthcare, Inc.; Rouge Steel, Inc.; Halliburton Company; America West Airlines, Inc.; INDRESCO, Inc.;* and *Toys "R" Us, Inc., supra.*

Similarly, the General Instructions to Form S-8 require as a condition to the use of Form S-8 that, among other things, the registrant be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and that all reporting requirements for the prior twelve months shall have been met. Otter Tail Corp. currently satisfies this requirement, and OT Holding will be subject to the reporting requirements of Section 13 of the Exchange Act following the Reorganization. Therefore, the purpose of the General Instructions of ensuring adequate information regarding the registrant and the securities that are registered will be satisfied. For these reasons, we are also of the opinion that, following the Reorganization, OT Holding should be deemed to be a successor registrant and should be able to include Otter Tail Corp.'s acts and status prior to the Reorganization in determining whether OT Holding is eligible to use Form S-8. The Division has previously issued no-action letters in similar circumstances where a holding company sought to rely upon the reporting history of a predecessor company in determining compliance with the conditions to the use of Form S-8. *See Roper Industries, Inc.; Matria Healthcare, Inc.; Johnson Controls, Inc.; BMC West Corporation;* and *Par Pharmaceutical, Incorporated, supra.*

Based upon the foregoing, it is our opinion that Otter Tail Corp.'s reporting history prior to the Reorganization may be considered to determine whether OT Holding, as the successor registrant, meets the requirements for the use of various forms of registration statements under the 1933 Act, including Forms S-3, S-4 and S-8.

2. Rule 414.

Rule 414 under the 1933 Act provides that if, under certain circumstances, an issuer succeeds another issuer for the purpose of changing its form of organization, then the registration statement of the predecessor will be deemed to be the registration statement of the successor for the purpose of continuing the offering covered by such registration statement. In our opinion, Otter Tail Corp.'s registration statements on Forms S-3 and S-8 should be deemed to be the corresponding registration statements of OT Holding as the successor issuer for the purpose of continuing the offerings thereunder, because the Reorganization will have the effect of changing Otter Tail Corp.'s form of organization, and the Reorganization and the resulting OT Holding will substantially satisfy the conditions enumerated in Rule 414.

Rule 414(a) requires that, immediately prior to the succession, the successor issuer have no assets or liabilities other than nominal assets or liabilities. However, as explained above, the Reorganization will be structured as two essentially simultaneous corporate actions: an assignment or contribution of the Non-Utility Property to OT Holding immediately followed by the Merger. Due to the pre-Merger transfer of Non-Utility Property, OT Holding will have more than nominal assets and liabilities at the time of the succession, but the assets and liabilities constituting the Non-Utility Property will only be those assets and liabilities necessary and appropriate for OT Holding to act as a holding company (e.g., office lease, furniture and the capital stock of its subsidiaries). OT Holding will not be an operating company, but rather will hold, directly or indirectly, the stock of all of the operating companies. It is therefore our opinion that such technical noncompliance with Rule 414(a) is not material and should not affect the application of Rule 414.

In other situations where a reorganization did not literally fall within the scope of Rule 414 due to a failure to satisfy the condition set forth in Rule 414(a), the Division has raised no objection to a successor issuer filing a post-effective amendment pursuant to Rule 414(d). *See InterDigital Communications Corporation*, available June 25, 2007; *American Eagle Outfitters, Inc.*, available March 29, 1999; *Electronic Data Systems Holding Corporation*, available April 29, 1996; and *Rochester Gas and Electric Corporation; New York State Electric & Gas Corporation; Pacific Gas and Electric Company; Michael Foods, Inc.; and Union Carbide Corporation, supra*.

In *Michael Foods*, Michael Foods, Inc. ("Michael Foods") proposed to merge with a wholly owned subsidiary of North Star Universal, Inc. ("NSU"), resulting in Michael Foods becoming a wholly owned subsidiary of NSU, which would then change its name to Michael Foods, Inc. ("New Michael"). Prior to the merger, NSU proposed to transfer all of its assets and liabilities other than certain indebtedness of approximately $28 million, approximately $7 million in cash, and the common stock of Michael Foods held by NSU, to another wholly owned subsidiary of NSU called ENStar, Inc. ("ENStar"). Accordingly, at the time of the merger NSU would have no operations or operating assets. In addition, the ENStar stock would be distributed to the shareholders of NSU as of a record date just prior to the effectiveness of the merger (the "Spin-off"). Following the merger and Spin-off, New Michael's assets and liabilities would consist of the stock of Michael Foods and cash, and the retained indebtedness, ENStar would be owned by the former shareholders of NSU, and the Michael Foods stockholders would obtain stock in New Michael. Because New Michael would not have spun off all of its assets and liabilities (due to its retention of the indebtedness, cash and stock referenced above), the reorganization did not meet the technical requirements of Rule 414(a). Noting that the apparent purpose of Rule 414(a) is to ensure that reorganizations falling within its scope are in substance a change in organizational structure, Michael Foods pointed out that not all changes in organizational structure occur in a manner as straightforward as Rule 414(a) contemplates and that given the different methods in existence for effectuating a change in organizational structure, the objective standard that there be nominal assets or liabilities of the successor cannot literally apply to every situation. Stating that the assets and liabilities of NSU immediately prior to the merger were only those necessary to complete the transaction, Michael Foods argued that its own proposed reorganization met the spirit of Rule 414 as a change in organizational structure and that the retention of minimal debt and stock of the acquired company did not violate the policy underlying Rule 414. Under those facts, the Division raised no objection to New Michael filing post-effective amendments to the Form S-8 registration statements of Michael Foods.

The merger described in *Union Carbide Corporation* also involved a situation where the successor issuer would have more than nominal assets or liabilities immediately prior to the merger. In that case, Union Carbide Corporation ("UCC") proposed to merge into its sole operating subsidiary Union Carbide Chemicals and Plastics Company ("C & P" and as the surviving corporation after the merger, "New UCC"). The merger was to result in no change in the operations, business or management of UCC, or in its consolidated assets, liabilities or stockholders' equity. However, due to the fact that immediately prior to the merger UCC would have more than nominal assets, the merger did not meet the technical requirements of Rule 414(a). UCC argued that UCC and C & P should be viewed as identical issuers and permitted to use Rule 414 because of this "identity of interest." Under those facts, the Division's view was that the for purposes of Rule 414, New UCC would constitute a "successor issuer" of UCC and could file post-effective amendments to the UCC registration statements on Form S-8 referenced in UCC's request letter.

In *Pacific Gas and Electric Company*, Pacific Gas and Electric Company ("PG & E") proposed to reorganize into a holding company structure whereby PG & E would become a direct subsidiary of PG & E Parent Co., Inc. ("ParentCo"). As part of the restructuring, PG & E proposed to transfer to ParentCo, immediately prior to the effective time of the Restructuring, its ownership interests in two of PG & E's wholly owned subsidiaries, Pacific Gas Transmission Company ("PGT") and PG & E Enterprises ("Enterprises"). Thus, the restructuring did not meet the technical requirements of Rule 414(a). In addition, the restructuring did not meet the technical requirement of Rule 414(b) because substantially all of the liabilities and obligations of PG & E (except for the capital stock of PGT and Enterprises) were to remain with PG & E and its subsidiaries after the restructuring, so while ParentCo would acquire all such assets and would assume all such liabilities and obligations by reason of its ownership of all of the outstanding common stock of PG & E, PGT and Enterprises, ParentCo would not directly acquire all of the assets and assume all of the liabilities and obligations of PG & E. Under those facts, the Division raised no objection to ParentCo filing post-effective amendments to PG & E's registration statements on Form S-3 and Form S-8.

As discussed above, it is currently contemplated that the Non-Utility Property will be transferred to OT Holding immediately before the Merger. There are two primary reasons for the transfer to be effected at that time rather than immediately following the Merger. The first is to avoid triggering certain covenants contained in several of Otter Tail Corp.'s material agreements that would be triggered in the event the Non-Utility Property were transferred after the Merger. The second is to achieve a result Otter Tail Corp. believes to be desirable in the eyes of the regulatory agencies that must approve the Reorganization: namely, the isolation of property specific to the Company's electric utility business before the Merger, so that Otter Tail Power Company (the regulated entity resulting from the Merger) will never have been the owner of or obligor with respect to Non-Utility Property.

We believe that ownership of the Non-Utility Property by OT Holding for the purposes described above should not affect the availability of Rule 414 because the Reorganization meets the spirit of Rule 414 as a change in organizational structure. If the transfer of Non-Utility Property by Otter Tail Corp. to OT Holding were to occur immediately after the Merger, rather than immediately before the Merger, the Reorganization would clearly meet the requirements of Rule 414(a). Given the apparent purpose of Rule 414(a) to ensure that a succession effected by merger is in substance a change in organizational structure, we do not believe the proposed Reorganization should be treated differently than other business combinations and corporate reorganizations that have been deemed to fall within Rule 414. In the Company's case, although the Non-Utility Property will be transferred just prior to the Merger, the assets constituting the Non-Utility Property will be only those assets and liabilities necessary and appropriate for OT Holding to act as the parent holding company, and the consolidated assets and liabilities of OT Holding immediately after the Reorganization will be identical to the consolidated assets and liabilities of Otter Tail Corp. immediately before the Reorganization. Other than the Non-Utility Property, immediately prior to the succession OT Holding will have no assets or liabilities. We also note that OT Holding will be created solely for the purpose of effecting the Reorganization, and shares issued by OT Holding in connection with the Reorganization will be issued solely for the purposes of effecting the Reorganization.

Rule 414(b) requires the successor issuer to acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer. As noted above, OT Holding will not directly acquire all of the assets and assume all of the liabilities and obligations of Otter Tail Corp. However, the consolidated assets and liabilities of OT Holding immediately after the Reorganization will be identical to the consolidated assets and liabilities of Otter Tail Corp. immediately before the Reorganization. We believe satisfaction of the substance, if not the technical requirements, should suffice for purposes of satisfying Rule 414(b).

Rule 414(c) requires shareholder approval of the Merger following the solicitation of proxies pursuant to Section 14(a) of the 1934 Act or the furnishing of information pursuant to Section 14(c) of the 1934 Act. As noted above, because shareholder approval of the Merger is not required pursuant to Section 302A.626 of the MBCA, Otter Tail Corp. does not intend to seek such approval and therefore will not need to solicit proxies or provide such information, although Otter Tail Corp. and/or OT Holding, as appropriate, will timely file a Current Report on Form 8-K describing the Merger promptly following the effective time of the Merger. The Division has issued no-action letters with respect to reorganizations effected without shareholder approval on numerous occasions. See *Roper Industries*, *Hecla Mining Company*, *El Paso Natural Gas Company*, *Rouge Steel, Inc.*, *BMC West Corporation*, *America West Airlines, Inc.*, *Toys "R" Us, Inc.*, *INDRESCO, Inc.* and *Par Pharmaceutical, Incorporated, supra.*

We also note that the Division has previously granted no-action relief where the succession was not in compliance with subsections (a), (b) and (c) of Rule 414. *See InterDigital Communication Corporation, supra.*

In addition, as required by the Rule 414(d), OT Holding will file an amendment to the registration statements of the predecessor issuer expressly adopting such registration statements as its own registration statements for all purposes of the 1933 Act and the 1934 Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statement from being misleading in any material respect. Thus, other than the exceptions outlined above, OT Holding will comply with the conditions of Rule 414.

For these reasons, it is our opinion that after the Reorganization, OT Holding will constitute a "successor issuer" of Otter Tail Corp. for purposes of Rule 414 promulgated under the 1933 Act and may file post-effective amendments to Otter Tail Corp.'s currently effective registration statements on Forms S-3 and S-8 as contemplated by Rule 414. Our opinion is consistent with the previous determinations of the Division with respect to Rule 414 in the context of transactions similar to the Reorganization. *See InterDigital Communication Corporation; American Eagle Outfitters, Inc.; Electronic Data Systems Holding Corporation; Rochester Gas and Electric Corporation; New York State Electric & Gas Corporation; Pacific Gas and Electric Corporation; Michael Foods, Inc.; Union Carbide Corporation; Roper Industries, Inc.; Hecla Mining Company; El Paso Natural Gas Company; Rouge Steel, Inc.; BMC West Corporation; America West Airlines, Inc.; Toys "R" Us, Inc.; INDRESCO, Inc.;* and *Par Pharmaceutical, Incorporated, supra.*

3. <u>Rule 144.</u>

Rule 144 imposes certain conditions to the availability of a "safe harbor" for persons deemed not to be engaged in a distribution of securities. Rule 144(c)(1) requires the issuer to have been subject to the reporting requirements of the 1934 Act for a period of at least 90 days immediately preceding the sale of the securities and to have filed all reports required to be filed under the 1934 Act during the 12 months preceding the sale of the securities, or such shorter time as the issuer was required to file such reports.

Because OT Holding will have, on a consolidated basis immediately after the Reorganization, identical assets, liabilities, business and operations as Otter Tail Corp. had on a consolidated basis immediately before the Reorganization, and because Otter Tail Corp. has been subject to, and has complied with the reporting requirements of, the 1934 Act for more than the past 12 months, it is our opinion that, for purposes of Rule 144, the prior reporting history of Otter Tail Corp. should be included for purposes of determining whether OT Holding has complied with the public information requirements of Rule 144(c)(1). Our opinion is consistent with the previous determinations of the Division in *Roper Industries, Inc.; Hecla*

Mining Company; El Paso Natural Gas Company; Proler International Corp.; Toys "R" Us, Inc.; and *INDRESCO, Inc., supra.*

For the same reasons, it is our opinion that the average weekly reported trading volume in Otter Tail Common Shares may be taken into account in determining the limitation on the amount of securities that may be sold pursuant to Rule 144(e) under the 1933 Act. Our opinion is consistent with the previous determination of the Division in *Roper Industries, Inc.; Hecla Mining Company;* and *El Paso Natural Gas Company, supra.*

4. Rules 12g-3 and 12b-2.

Rule 12g-3 under the 1934 Act provides that "[w]here in connection with a succession by merger, consolidation, exchange of securities or otherwise, securities of an issuer that are not previously registered pursuant to section 12 of the 1934 Act are issued to the holders of any class of securities of another issuer that is registered pursuant to either section 12(b) or (g) of the 1934 Act, the class of securities so issued shall be deemed to be registered under the same paragraph of section 12 of the 1934 Act ..." We are of the opinion that the Reorganization will constitute a "succession" for purposes of Rule 12g-3(a) under the 1934 Act and that, therefore, the OT Holding Common Shares, upon issuance, will be deemed registered under Section 12(b) of the 1934 Act.

Although the definition of "succession" in Rule 12b-2 under the 1934 Act contemplates the "direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer," and not a holding company reorganization, it is clear from the no-action positions that the Division has taken in the past that the structure of the Reorganization should constitute a "succession" for purposes of Rule 12g-3(a) under the 1934 Act. See *Union Carbide Corporation; Roper Industries Inc.; Hecla Mining Company; El Paso Natural Gas Company; BMC West Corporation; America West Airlines, Inc.; Proler International Corp.; Toys "R" Us, Inc.;* and *INDRESCO, Inc., supra.*

For example, in *Union Carbide Corporation*, UCC requested the Division staff's concurrence that New UCC could register its common stock under the 1934 Act on Form 8-B, which at the time was the Form used by certain successor issuers for registration pursuant to Section 12(b) of the 1934 Act. The Form was eliminated in 1997 pursuant to SEC Release 34-38850, dated July 18, 1997 (the "1997 Release"), because it was deemed of limited usefulness given that most issuers were covered by Rule 12g-3, but as in effect at the time of UCC's request for no-action relief the Form required (among other things) that the capital structure and balance sheet of the successor immediately after the succession be substantially the same as those of the predecessor issuer. UCC argued that the outstanding capital structure and balance sheet of New UCC would be identical, on a consolidated basis, as those of UCC and C & P prior to the merger. Under those facts, the Division's view was that New UCC could register its common stock under the 1934 Act on Form 8-B. Similar to the facts in *Union Carbide Corporation*, the capital structure and balance sheet of OT Holding and its subsidiaries on a consolidated basis immediately after the Reorganization will be identical to the consolidated assets of Otter Tail Corp. and its subsidiaries immediately before the Reorganization.

The SEC also specifically stated in the 1997 Release that it was amending Rule 12g-3 to include transactions such as the succession of a non-reporting issuer to more than one reporting issuer, either through consolidation into a new entity or a holding company formation. Although OT Holding will succeed to only one reporting issuer (Otter Tail Corp.) as a part of the Reorganization, so that the Reorganization does not fall squarely within the scope of Rule 12g-3(c) which contemplates the succession of a non-reporting issuer to more than one reporting issuer, we believe the specific acknowledgement by the SEC in the 1997 Release that a succession can indeed occur through a holding company formation provides additional guidance on which to base our opinion that the Reorganization constitutes a succession for purposes of Rule 12g-3.

Shortly after the effective time of the Merger, OT Holding will file on a Form 8-K a statement that the OT Holding Common Shares are registered under Section 12(b) of the 1934 Act.

For the foregoing reasons, it is our opinion that the Reorganization will constitute a "succession" for purposes of Rule 12g-3(a) under the 1934 Act and the OT Holding Common Shares will be deemed to be registered under Section 12(b) of the 1934 Act for purposes of Rule 12g-3(e).

Otter Tail Corp. is a large accelerated filer as defined by Rule 12b-2 of the 1934 Act. It is also our opinion that as a result of the Reorganization, OT Holding will be considered a large accelerated filer for purposes of Rule 12b-2 of the 1934 Act.

5. Schedules 13D and 13G.

Section 13(d)(1) of the 1934 Act and Rule 13d-1 thereunder require that a person that acquires more than five percent of any equity security registered pursuant to Section 12 file a statement on Schedule 13D or 13G. Section 13(d)(2) of the 1934 Act and Rule 13d-2 thereunder require the Schedule 13D to be amended when material changes in ownership occur and require the Schedule 13G to be amended within 45 days after the end of each calendar year. As discussed above, following the Reorganization OT Holding will represent the same company on a consolidated basis as Otter Tail Corp. prior to the Reorganization.

Accordingly, it is our opinion that persons who have filed statements on Schedules 13D or 13G reporting ownership interests in Otter Tail Common Shares will not be required to file any additional or amended statements or forms as a result of the Reorganization, provided that they state in their next amendments to their Schedules 13D or 13G that OT Holding is deemed the successor issuer to Otter Tail Corp. Our opinion is consistent with the previous determinations of the Division in *Roper Industries, Inc.; Hecla Mining Company; El Paso Natural Gas Company; Rouge Steel, Inc.; BMC West Corporation; America West Airlines, Inc.;* and *Toys "R" Us, Inc., supra.*

Conclusion

On behalf of the Company, and in light of the Company's desire to consummate the Reorganization as promptly as possible, we respectfully request your response to our letter. If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Release No. 33-7427 (July 1, 1997), we are transmitting one copy of this letter by e-mail. We would appreciate hearing from you at your earliest convenience. Any questions or comments may be directed to me at (612) 340-8753.

Very truly yours,

Gary L. Tygesson

cc: George Koeck

EXHIBIT A

CURRENT STRUCTURE


Otter Tail Corporation
Otter Tail Power Company (a division)
Otter Tail Energy Services Company
Varistar Corporation
Otter Tail Assurance Limited
Subsidiaries of Diversified Business

NEW HOLDING COMPANY STRUCTURE


Otter Tail Corporation
Otter Tail Energy Services Company
Otter Tail Power Company
Varistar Corporation
Otter Tail Assurance Limited
Subsidiaries of Diversified Business

EXHIBIT B

[Attached]

2007 Minnesota Statutes

302A.626 MERGER TO EFFECT A HOLDING COMPANY REORGANIZATION.

Subdivision 1. **Definitions.** (a) For purposes of this section, the terms defined in this subdivision have the meanings given them.

(b) "Holding company" means the corporation that is or becomes the direct parent of the surviving corporation of a merger accomplished under this section.

(c) "Parent constituent corporation" means the parent corporation that merges with or into the subsidiary constituent corporation.

(d) "Subsidiary constituent corporation" means the subsidiary corporation that the parent constituent corporation merges with or into in the merger.

Subd. 2. **Authorization.** Unless its articles expressly provide otherwise, and subject to subdivision 3, a parent constituent corporation may merge with or into a subsidiary constituent corporation without a vote of the shareholders of the parent constituent corporation.

Subd. 3. **Requirements.** A merger may be accomplished under this section only if each of the following requirements is met:

(1) the holding company and the constituent corporations to the merger are each organized under this chapter;

(2) at all times following the issuance of shares until the consummation of a merger under this section, the holding company was a direct wholly owned subsidiary of the parent constituent corporation;

(3) immediately before the consummation of a merger under this section, the subsidiary constituent corporation is an indirect wholly owned subsidiary of the parent constituent corporation and a direct wholly owned subsidiary of the holding company;

(4) the parent constituent corporation and the subsidiary constituent corporation are the only constituent corporations to the merger;

(5) immediately after the merger becomes effective, the surviving corporation becomes or remains a direct wholly owned subsidiary of the holding company;

(6) each share or fraction of a share of the parent constituent corporation outstanding immediately before the effective time of the merger is converted in the merger into a share or equal fraction of a share of the holding company having the same designation and relative rights and preferences, and the same restrictions thereon, as the share or fraction of a share of the parent constituent corporation being converted in the merger;

(7) the articles and bylaws of the holding company immediately following the effective time of the merger contain provisions identical to the articles and bylaws of the parent constituent corporation immediately before the effective time of the merger, other than provisions, if any, regarding the incorporator or incorporators, the corporate name, the registered office and agent, the initial board of directors, and the initial subscribers for shares and the provisions contained in any amendment to the articles of the parent constituent corporation that were necessary to effect an exchange, reclassification, or cancellation of shares, if the exchange, reclassification, or cancellation has become effective;

(8) the articles and bylaws of the surviving corporation immediately following the effective time of the merger are identical to the articles and bylaws of the parent constituent corporation immediately before the effective time of the merger, other than provisions, if any, regarding the incorporator or incorporators, the corporate name, the registered office and agent, the initial board of directors, and the initial subscribers for shares and the provisions contained in any amendment to the articles of the parent constituent corporation that were necessary to effect an exchange, reclassification, or cancellation of shares, if the exchange, reclassification, or cancellation has become effective, except that:

(i) the articles of the surviving corporation shall be amended in the merger to contain a provision requiring that any act or transaction by or involving the surviving corporation, other

than the election or removal of directors of the surviving corporation, that requires for its adoption under this chapter or its articles the approval of the shareholders of the surviving corporation shall, by specific reference to this section, require, in addition, the approval of the shareholders of the holding company, or any successor by merger, by the same vote as is required by this chapter and/or by the articles of the surviving corporation; and
(ii) the articles of the surviving corporation may be amended in the merger to reduce the number of classes, series, and shares that the surviving corporation is authorized to issue;
(9) the directors of the parent constituent corporation become or remain the directors of the holding company immediately after the merger becomes effective;
(10) the board of directors of the parent constituent corporation determines that the shareholders of the parent constituent corporation will not recognize gain or loss for United States federal income tax purposes; and
(11) a resolution approved by the affirmative vote of a majority of the directors of the parent constituent corporation present sets forth a plan of merger that contains provisions addressing the requirements of clauses (1) to (10).

Subd. 4. **Removal of directors of surviving corporation.** Neither subdivision 3, clause (8), item (i), nor any provisions of the surviving corporation's articles required by that item may be construed to require approval of the shareholders of the holding company to elect or remove directors of the surviving corporation.

Subd. 5. **Interaction with certain other sections.** To the extent restrictions under section 302A.671 or 302A.673 applied to the parent constituent corporation or any of its shareholders at the effective time of the merger, those restrictions apply to the holding company and its shareholders immediately after the merger becomes effective as though the holding company were the parent constituent corporation. No shareholder who, immediately before the merger becomes effective, was not an acquiring person or an interested shareholder of the parent constituent corporation shall, solely by reason of the merger, become an acquiring person or interested shareholder of the holding company.

Subd. 6. **Share certificates.** If the name of the holding company at the time the merger takes effect is the same as the name of the parent constituent corporation immediately before that time, the shares of the holding company into which the shares of the parent constituent corporation are converted in the merger must, unless new certificates are issued, be represented by the share certificates that previously represented shares of the parent constituent corporation.

Subd. 7. **Articles of merger; filing with secretary of state.** (a) Articles of merger must be prepared that contain:
(1) the plan of merger; and
(2) a statement that the plan of merger was adopted under this section.
(b) The articles of merger must be signed on behalf of the parent constituent corporation and filed with the secretary of state.

Subd. 8. **Certificate.** The secretary of state shall issue a certificate of merger to the surviving corporation or its legal representative.

Subd. 9. **Nonexclusivity.** A merger between a parent and a subsidiary may be accomplished under sections 302A.611, 302A.613, and 302A.615, or section 302A.621 instead of this section, in which case this section does not apply.

History: 2002 c 311 art 1 s 25; 2006 c 250 art 1 s 42

EXHIBIT C

DESCRIPTION OF HOLDING COMPANY FORMATION

1. Otter Tail Corporation, a Minnesota corporation ("Otter Tail Corp.") will form a direct, wholly owned subsidiary called Otter Tail Holding Company, a Minnesota corporation ("OT Holding").



Otter Tail Corporation
("Otter Tail Corp.")
Otter Tail Power Company
(a division)
Otter Tail Energy Services Company
Otter Tail Holding Company ("OT Holding")
Varistar Corporation
Otter Tail Assurance Limited
Subsidiaries of Diversified Business

2. OT Holding will form a direct, wholly owned subsidiary called Otter Tail Merger Sub, a Minnesota corporation ("Merger Sub").



Otter Tail Corporation
("Otter Tail Corp.")
Otter Tail Power Company
(a division)
Otter Tail Energy Services Company
Otter Tail Holding Company ("OT Holding")
Varistar Corporation
Otter Tail Assurance Limited
Otter Tail Merger Sub ("Merger Sub")
Subsidiaries of Diversified Business

3. Otter Tail Corp. will transfer to OT Holding by way of assignment or contribution to capital all of the shares of capital stock of its direct, wholly owned subsidiaries (Otter Tail Energy Services Company, Varistar Corporation and Otter Tail Assurance Limited) and all of the property, contracts, leases, rights, privileges, franchises, patents, trademarks, licenses, registrations and other assets and liabilities that pertain to the operation of the new holding company and that are not specific to the operation of the power company.



Otter Tail Corporation
("Otter Tail Corp.")
Otter Tail Holding Company
("OT Holding")
Otter Tail Energy Services Company
Otter Tail Merger Sub
("Merger Sub")
Varistar Corporation
Otter Tail Assurance Limited
Subsidiaries of Diversified Business

4. Pursuant to an Agreement and Plan of Merger by and among Otter Tail Corp., OT Holding and Merger Sub (the "Plan of Merger"), and the applicable provisions of the Minnesota Business Corporation Act, Otter Tail Corp. will merge with Merger Sub in a reverse triangular merger (the "Merger").



Otter Tail Corporation
("Otter Tail Corp.")
Otter Tail Power Company
(a division)
Otter Tail Holding Company
("OT Holding")
Otter Tail Energy Services Company
Otter Tail Merger Sub
("Merger Sub")
Varistar Corporation
Otter Tail Assurance Limited
Subsidiaries of Diversified Business

5. The surviving corporation in the Merger will be Otter Tail Corp. and will have the name Otter Tail Power Company. Immediately upon effectiveness of the Merger, OT Holding will change its name to Otter Tail Corporation.



Otter Tail Corporation (formerly "OT Holding")
Otter Tail Energy Services Company
Otter Tail Power Company (formerly "Otter Tail Corp.")
Otter Tail Power Company
Varistar Corporation
Otter Tail Assurance Limited
Subsidiaries of Diversified Business

6. As a result of the Merger, Otter Tail Corp. (then called Otter Tail Power Company) will be a direct, wholly owned subsidiary of OT Holding (then called Otter Tail Corporation).

7. Pursuant to the Plan of Merger and by virtue of the Merger:

- each share of Otter Tail Corp.'s outstanding common stock will be converted, on a share for share basis, into one share of common stock of OT Holding; and

- each share of each series of Otter Tail Corp.'s outstanding cumulative preferred stock will be converted, on a share for share basis, into one share of cumulative preferred stock of OT Holding of the same series and with the same rights and preferences.

The conversion of shares of capital stock in the Merger will occur without an exchange of certificates. Accordingly, certificates that formerly represented shares of outstanding capital stock of Otter Tail Corp. will be deemed to represent the same number and type of shares of capital stock of OT Holding.

END